SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1 August 2012

AVIVA COMPLETES SALE OF CZECH REPUBLIC, HUNGARY AND ROMANIA LIFE BUSINESSES

Further to its announcement dated 30 January 2012, Aviva plc has completed the sale of its Czech, Hungarian and Romanian Life businesses to MetLife Inc's local operating subsidiaries in those countries.  Completion of the sale of Aviva's Romanian Pensions business is expected to occur later this year subject to regulatory approval.

This transaction is consistent with Aviva's strategy to focus on fewer business segments, where it can produce attractive returns.

-ends-

Enquiries:

Media

Andrew Reid                                                                           +44 (0)20 7662 3131
Rashmi Wehmeier                                                                  +44 (0)20 7662 9511

Analysts

Charles Barrows                                                                     +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Notes to editors:

About Aviva

· Aviva provides 43 million customers with insurance, savings and investment products.

· We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

· We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

· The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

· For broadcast-standard video, please visit http://www.aviva.com/media/video/

· Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 August, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary